UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUSQUEHANNA FINANCIAL GROUP, LLLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY AVENUE, SUITE 220

(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT SACK   610-617-2812

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER, LLP

(Name – *if individual, state last, first, middle name*)

733 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ROBERT SACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUSQUEHANNA FINANCIAL GROUP, LLLP, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
LISA E SPONTAK, Notary Public
Montgomery County
My Commission Expires Dec. 16, 2023
Commission Number 1286050

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUSQUEHANNA FINANCIAL GROUP, LLLP

(a limited liability limited partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Susquehanna Financial Group, LLLP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Susquehanna Financial Group, LLLP (the "Entity") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Entity as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on the Entity's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Entity's auditor since 2010.

EISNERAMPER LLP
New York, New York
February 25, 2021



SUSQUEHANNA FINANCIAL GROUP, LLLP

Statement of Financial Condition
December 31, 2020
(dollars in thousands)

Assets

Cash	$	1
Cash segregated under federal and other regulations		1,500
Receivable from clearing brokers		618,958
Bond interest receivable		106
Securities owned - at fair value		118,108
Securities borrowed		1,931,123
Accrued trading receivables		11,823
Receivable from affiliates		1,529
Commission receivables		10,701
Fixed assets (net of accumulated depreciation of $2,102)		1,414
Right-of-use assets (net of accumulated amortization of $450)		699
Other assets		84
Total assets	**$**	**2,696,046**

Liabilities and partners' capital

Bond interest payable	$	226
Securities sold, not yet purchased - at fair value		87,248
Securities sold under agreements to repurchase		306,315
Securities loaned		1,938,068
Accrued trading payables		11,948
Payable to affiliates		12,262
Accrued compensation		30,137
Guaranteed payments to partners		2,333
Lease liabilities		706
Accrued expenses and other liabilities		1,187
Total liabilities		**2,390,430**
Partners' capital		305,616
Total liabilities and partners' capital	**$**	**2,696,046**

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE A – ORGANIZATION

Susquehanna Financial Group, LLLP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc. The Entity generally acts as an introducing broker and trades for its own account as a market-maker on the principal United States securities exchanges. The Entity is owned 99.9% by SFG Holding, LLC and 0.1% by SFG Partner, LLC.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

The Entity records purchases and sales of securities and related revenues and expenses on a trade-date basis.

Interest income and expense are recorded on the accrual basis.

Dividend income and dividends on securities sold, not yet purchased, are recorded on the ex-dividend date.

The Entity maintains cash in a deposit account which, at times, may exceed federally insured limits.

Depreciation of fixed assets is computed using the double-declining balance method over the estimated useful life of the assets.

Repurchase and resale agreements are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements, plus accrued interest. The Entity continually monitors the fair value of the underlying securities as compared with the related receivable and payable, including accrued interest, and requests or pays additional collateral where deemed appropriate.

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of financial instruments that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date.

Revenue from contracts with customers consists of commission income earned from customers under current agreements and order execution services provided to affiliates. Each time the Entity acts as an introducing broker of a trade for a customer or executes an order, it has fulfilled all performance obligations, and therefore, recognizes and records the revenue associated with commission income or order execution on a trade date basis.

Effective January 1, 2020, the Entity adopted Accounting Standards Codification ("ASC") Topic 326, Financial Instruments-Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Upon adoption of ASC 326, the Entity has determined that there are no expected credit losses using the prescribed CECL model.

Receivable from clearing brokers: the Entity has concluded that there are currently no expected credit losses based on the nature and contractual life or expected life of the financial assets held at each of the Entity's clearing brokers and clearing organizations. Certain trades and contracts are cleared through a centralized clearing organization and settled daily between the clearing organization and the Entity's prime broker, therefore limiting the amount of unsettled credit exposure. The Entity continually monitors the capital adequacy of such organizations to ensure they are in compliance with respect to each of their regulatory mandated capital requirements.

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For bond interest receivable, no allowance for credit losses is recognized on accrued interest receivable that is presented separately from the related financial assets. It is the Entity's policy to write off accrued interest receivable against interest income when the related financial asset is placed on non-accrual status.

For securities purchased under agreements to resell, the Entity elects to use the practical expedient when eligible. The Entity determines if it is eligible for the collateral maintenance provision practical expedient and considers the credit quality of these assets and the related need for an allowance for credit losses based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the borrowings and collateral, 2) the counterparty's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. The Entity reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract. The practical expedient permits the Entity to consider that the expectation for nonpayment of the amortized cost basis is zero.

For securities borrowed, the Entity applies a practical expedient to measure the allowance for credit losses based on the fair value of the collateral. If the fair value of the collateral held exceeds the amortized cost and the borrower is expected to continue to replenish the collateral as needed, the Entity will not recognize an allowance. If the fair value of collateral is less than amortized cost and the borrower fails to replenish the collateral as agreed upon in the Master Stock Loan Agreement, the Entity would close out the contract in a time frame that is consistent with the Entity's credit risk procedures. If, after a reasonable amount of time, the Entity does not close out the contract and the collateral remains deficient, the Entity will recognize an allowance for credit losses based on the Entity's CECL methodology.

For commission receivables, the allowance for credit losses is based on the Entity's expectation of the collectability of commission receivables utilizing the CECL framework. The Entity considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Entity's expectation of the collectability in determining the allowance for credit losses. If, upon evaluation of any aged commission receivable, the Entity believes there is expected risk associated with an overdue commission amount, the Entity will establish an allowance for credit loss based on the CECL methodology.

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE C - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $1,500 has been segregated in a special reserve bank account for the benefit of customers in accordance with the Entity's exemption under Section k(2)(i) of Rule 15c3-3.

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

Level 2: Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The tables that follow set forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2020:

Assets measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equities/Options:			
Market Maker	$ 7	$ 7	$ —
Arbitrage	24,947	—	24,947
Debt Securities:			
Corporate	312	—	312
Government (Treasury)	92,842	—	92,842

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Liabilities measured at fair value:

Description	Totals		Quoted Prices in Active Markets for Identical Liabilities (Level 1)		Significant Other Observable Inputs (Level 2)
Equities:					
Market Maker	$	118	$	118	$ —
Arbitrage		5		5	—
Debt Securities:					
Corporate		345		—	345
Government (Treasury)		86,780		—	86,780

Equity securities owned and equity securities sold, not yet purchased, that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Debt securities are generally valued using broker or dealer quotations or alternative pricing sources on the last business day of the year. Options listed on a single exchange are valued at the mean between the last bid and the last ask prices on the last business day of the year. Options listed on multiple exchanges are priced using the National Best Bid Offer average, defined as the average of the lowest offer and highest bid on the last business day of the year.

NOTE E - OFFSETTING ASSETS AND LIABILITIES

In connection with its securities purchased under agreements to resell and securities sold under agreements to repurchase, the Entity generally enters into netting agreements and collateral agreements with its counterparties. These agreements provide the Entity with the right, in the event of a default by the counterparty (such as bankruptcy or a failure to pay or perform), to net a counterparty's rights and obligations under the agreement and to liquidate and set off collateral against any net amount owed by the counterparty. The enforceability of the netting agreements is taken into account in the Entity's risk management practices and application of counterparty credit limits. The following tables present information about the offsetting of derivative instruments and related collateral amounts:

Description	Gross Amounts of Recognized Assets		Gross Amounts Offset in the Statement of Financial Condition		Net Amounts of Assets Presented in the Statement of Financial Condition
Securities purchased under agreements to resell	$	175,822	$	(175,822)	$ —

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE E - OFFSETTING ASSETS AND LIABILITIES (CONTINUED)

Description	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition
Securities sold under agreements to repurchase	$ 482,137	$ (175,822)	$ 306,315

The financial instruments purchased or sold in resale and repurchase agreements consist of U.S. government obligations. The resale and repurchase agreements have either no stated maturity or are overnight obligations and are presented under securities sold under agreements to repurchase on the statement of financial condition.

NOTE F - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 7	$ 123
Options	24,947	—
Debt securities	93,154	87,125
	$ 118,108	$ 87,248

NOTE G - SECURITIES BORROWED AND SECURITIES LOANED

Securities borrowed and securities loaned are recorded as collateralized financing based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Entity to deposit cash with the lender. With respect to securities loaned, the Entity receives collateral in the form of cash.

The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of market value of the applicable securities borrowed or loaned. The Entity monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral refunded, when deemed appropriate.

Credit risk represents the potential loss that would occur if counterparties related to repurchase agreements and security lending transactions fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions, the Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE H - RECEIVABLE FROM CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are primarily provided by Merrill Lynch Professional Clearing Corp. and Cowen and Company LLC.

At December 31, 2020, substantially all of the securities owned and securities sold, not yet purchased, and the amounts receivable from clearing brokers reflected on the statement of financial condition are securities positions with and amounts due from these clearing brokers. To the extent that there are securities at these clearing brokers, the securities serve as collateral for the amounts payable to such clearing brokers. The clearing brokers have the right to sell or repledge this collateral, subject to the clearing agreements with the Entity.

The Entity has agreed to indemnify Merrill Lynch Professional Clearing Corp. for losses that it may sustain from the customer accounts introduced by the Entity. As of December 31, 2020, there were no unsecured amounts owed to the clearing broker by these customers.

NOTE I - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna International Group, LLP ("SIG"), Susquehanna Technology Management, Inc. ("STMI"), Susquehanna Business Development, Inc., Waves Licensing LLC, and Susquehanna Securities, LLC ("SS").

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. Included in payable to affiliates is $6,841 related to these direct and indirect operating costs.

SIG provides infrastructure support services to the Entity and various affiliates. The Entity pays a monthly fee for these services based on allocations determined at SIG's discretion. Included in payable to affiliates is $754 related to these services.

The Entity provides infrastructure support services to various entities under common control with the Entity. These entities pay a monthly fee for these services based on allocations determined at the Entity's discretion. Included in receivable from affiliates is $226 related to these services.

STMI provides administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI's discretion. Included in receivable from affiliates is a net payable of $206 related to these services.

Susquehanna Business Development, Inc. performs marketing services for the Entity and various affiliates. Included in payable to affiliates is $1,548 related to these services.

The Entity executes trades for various affiliates for which it receives commissions at various rates. Included in receivable from affiliates is $153 related to these commissions.

The Entity had a licensing agreement with Waves Licensing, LLC. The agreement allowed the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC was the exclusive owner. As consideration for the license, the Entity paid an annual licensing fee equal to a percentage of the Entity's net trading profits, if any, as defined in the licensing agreement. No payable exists as of December 31, 2020. The agreement was cancelled on February 29, 2020.

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE I - RELATED PARTY TRANSACTIONS (CONTINUED)

The Entity has entered into a sublicensing agreement with SIG. The agreement allows the Entity to utilize intellectual property and research and development, licensed by SIG from Wide Wing Financing LLC, an entity affiliated through common ownership, who is the exclusive owner. As consideration for the sublicense, the Entity pays an annual sublicensing fee equal to a percentage of the Entity's net trading profits, if any, as defined in the sublicensing agreement. Included in payable to affiliates are sublicensing fees to SIG amounting to $1,641.

The Entity executes trades for affiliated broker-dealers for which it receives a fee based on monthly trading and execution charges, plus a surcharge to cover other costs. Included in receivable from affiliates is $6 related to these fees.

The Entity pays affiliated broker-dealers a fee based on monthly trading and execution charges, plus a surcharge to cover other costs and, for certain affiliates, pays a monthly fixed fee. Included in payable to affiliates is $1,478 related to these fees.

The Entity has a master securities loan agreement with SS pursuant to which the Entity borrows and loans securities against transfers of collateral. Included in securities borrowed is collateral of $1,104,672, and included in securities loaned is collateral of $790,473, related to this agreement. Loan fees are accrued on gross collateral receivables and payables. Included in accrued trading receivables and accrued trading payables are $3,290 and $7,062, respectively, related to these fees.

Guaranteed payments are determined based on a certain class of partners' contributed capital.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE J - LEASES

The Entity recognizes right-of-use assets and corresponding lease liabilities relating to its office leases. Each lease payment reduces the balance of the lease liabilities with a portion being allocated to interest expense to produce a constant periodic rate of interest, which is equivalent to the Entity's incremental borrowing rate, on the remaining balance of the lease liabilities for each period. Lease expense is recognized on a straight-line basis over the life of the lease.

The following is a schedule of future minimum payments required under the lease liabilities expiring February, 2024 together with the present value as of December 31, 2020:

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE J - LEASES (CONTINUED)

Year Ending December 31,		
2021	$	259
2022		206
2023		210
2024		36
Total payments due under lease liabilities		711
Less discount to present value		(5)
Total lease liabilities	$	706

The table below presents additional information related to the Entity's office leases as of December 31, 2020:

Weighted average discount rate:	0.70 %
Weighted average remaining lease term:	2.72 years

NOTE K - FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, interest rate risk, currency risk, credit risk, liquidity risk and other risks could exceed the related amounts recorded. In general, the Entity hedges its positions to mitigate these risks based on certain models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in relevant markets could adversely affect the Entity's operating results.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Currency risk is the risk that the fair value of financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE K - FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions, the Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk stemming from the lack of marketability of a position that cannot be bought or sold quickly enough to prevent or minimize a loss.

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital; such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly, and in the case of equities, without effective limit. The Entity limits the risk associated with the short selling of equities by hedging with other financial instruments.

The Entity purchases and sells options on securities.

The seller of a call option which is covered (e.g., the seller has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument, less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

The seller of a put option which is covered (e.g., the seller has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset, in whole or in part, by any gain on the underlying instrument.

The Entity may buy or sell "high yield" bonds which are rated in the lower rating categories by the various credit rating agencies (or in comparable non-rated securities). Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. Adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE L - DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets

Derivatives used for risk management include options, rights, and warrants.

The following table sets forth the annual volume of the Entity's derivative financial instruments by major product type on a gross basis for the year ended December 31, 2020:

	Approximate Annual Volume (Contracts) *	Fair Value		Statement of Financial Condition Location
		Assets	Liabilities	
Options	444	$ 24,947	$ —	Securities owned
Rights	421	—	—	
Warrants	1,686	—	—	

*   Approximate annual volume of contracts shown is in thousands.

NOTE M - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2020, management has determined that there are no material uncertain income tax positions.

The Entity is presently associated with open state tax examinations in California for tax years 2009-2018. Additionally, the Entity is associated with an open state tax examination in New York for tax years 2015-2017. Any resulting adjustments pursuant to the examinations would be reportable by the Entity's partners on their respective tax returns.

NOTE N – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital, as defined, of the greater of $250 or an amount determinable based on the market price and number of securities in which the Entity is a market-maker, not to exceed $1,000. As of December 31, 2020, the Entity had net capital of 272,335, which exceeded its requirement of $1,000 by $271,335.

NOTE O - SUBSEQUENT EVENTS

Subsequent to year end, a partner made capital contributions of $20,000.